September 14, 2007

VIA FACSIMILE AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Constellation Energy Partners LLC
Schedule 14A
Filed August 14, 2007
File No. 001-33147

Dear Mr. Schwall:

In this letter, we have set forth the responses of Constellation Energy Partners LLC (the “Company”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2007 (the “Comment Letter”), with respect to the above captioned preliminary proxy statement filed with the Commission on August 14, 2007 (the “Proxy Statement”). For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. Additionally, we have sent supplementally a cover letter and two marked copies of the revised Proxy Statement to your attention by overnight courier. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall

September 14, 2007

General

Comment 1

Please expand and clarify your disclosure throughout the Schedule 14A regarding the distribution process for the Common Units and the Class F Units. For example, on page two under the answer to the question, “What Happens if the Class F Conversion and Issuance Proposal is Not Approved?” you state, “[The increase in the initial quarterly distribution payable to Class F Unitholders] reduces the amount of cash available for Common Unitholders.” Please expand this disclosure to explain why this would be the case given that, if the proposal is not approved, the Class F Units would remain subordinate to the Common Units. Further, explain how arrearages will be paid to Class F Unitholders.

Response:

We acknowledge the Staff’s comments relating to the distribution process for the Common Units and the Class F Units and have revised the Proxy Statement accordingly. Please see pages 2, 3, 5 and 8 to the enclosed marked Proxy Statement.

With respect to the Staff’s comment relating to the payment of arrearages on the Class F units, the Company does not pay arrearages on any of its units, including the Class F Units. Distributions to any class of units of the Company will not be cumulative. Consequently, if distributions on the Company’s Common Units, Class A Units and Class F Units are not paid with respect to any fiscal quarter at the anticipated initial quarterly distribution rate, the Company’s unitholders will not be entitled to receive such payments in the future. We have revised the disclosure on page 8 in the Proxy Statement accordingly to reflect the removal of any reference to “arrearages.”

Comment 2

Include disclosure that reflects what will happen to the voting power of Common Unitholders if the proposal is approved. We note the table on page 9 of the Schedule 14A.

Response:

We acknowledge the Staff’s comments and have revised the Proxy Statement accordingly. Please see pages 2 and 9 to the enclosed marked Proxy Statement.

Mr. H. Roger Schwall

September 14, 2007

As the Company would like to mail the Proxy Statement to its holders of Common Units as soon as possible, it would appreciate your prompt review of this response letter. Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 220-4360.

Regards,

/s/ G. Michael O’ Leary

cc:	John W. Madison (Securities and Exchange Commission)
Angela A. Minas (Constellation Energy)
Lisa J. Mellencamp (Constellation Energy)
Michael Hiney (Constellation Energy)